SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 26, 2004

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2004

SCOR (Registrant)

By:	/s/ MAURICE TOLEDANO

Maurice Tolédano, Principal Financial Officer

Press release of December 11, 2003
**********

SCOR Group confirms it is back
on the security lists of the main brokers
French floods should not impact SCOR’s results

Confirmation that SCOR Group is back on the security lists of the mainbrokers
The launch of the capital increase, as well as the improvement in SCOR Group’s ratings and outlook by Standard & Poor’s, has led the reinsurance brokers Aon (worldwide except the Americas — Americas committee due to meet shortly), Benfield Group, Guy Carpenter and Marsh to put SCOR back onto their security lists. As for Willis, it had maintained SCOR on its security list. SCOR is pleased with these decisions, which improve the outlook for the renewal of treaties and contracts expiring at the end of the year.

Flooding in France
SCOR Group points out that in France there is a special public insurance regime for natural catastrophes, which covers most of the losses. In order for this regime to apply, the property damaged must be covered by a property and casualty insurance policy and the event must be officially declared a natural catastrophe by ministerial order. The current flooding in the south of France should not have an impact on SCOR Group’s results.

This is not an offer of securities for sale in the United States or elsewhere. The securities referred to in this document have not been and will not be registered in the United States. Securities may not be offered or sold in the United States unless they are registered or exempt from registration. The distribution of information may be restricted by law. Persons into whose possession any such information comes are required to inform themselves about and to observe any such restrictions. Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of February 13, 2004
**********

2003 Premium income: EUR 3,691 million
• Premium income down 7% on a like-for-like basis
• Reorientation of business to focus on profitability

The SCOR Group reported EUR 3,691 million in gross written premiums for 2003, down 26% relative to 2002.

This decline would have been 7% at constant exchange rates and on a like-for-like basis (excluding Commercial Risk Partners, SCOR’s Bermuda-based subsidiary which stopped writing business in January 2003, and excluding the impact of withdrawal from certain business lines in the United States).

Premium income was significantly impacted by currency movements, the reorientation of the underwriting policy in the United States and the cessation of business at CRP (Bermuda).

In Non-Life reinsurance (property, large corporate accounts and credit & surety business), premium income totaled EUR 2,229 million, down 27% from 2002. This decline stems mainly from the effects of currency movements and the withdrawal in 2003 from certain lines of business in the United States. At constant exchange rates, and excluding these effects, premium income in Non-Life reinsurance was down 16%.

In Life & Accident reinsurance, premium income totaled EUR 1,462 million. It was down 4% compared to 2002 at current exchange rates, but was up 4% at constant exchange rates.

			At current	At constant
in EUR million	2002	2003	exchange rates	exchange rates
Non-Life reinsurance	3,060	2,229	–27%	–21%
Life & Accident reinsurance	1,530	1,462	–4%	+4%
CRP	426	0	—	—
Consolidated premium income	5,016	3,691	–26%	–20%
Premium income excluding CRP and the withdrawal from certain lines of business in the United States	4,250	3,642	–14%	–7%

•	SCOR continued to rebalance the geographic mix of its activities

SCOR continued to rebalance the geographic mix of its activities. North America’s share of business fell from 43% in 2002 to 27%. Europe’s share rose from 42% in 2002 to 52%, and that of Asia-Pacific from 7% in 2002 to 9%. The share of business written in the rest of the world grew from 8% in 2002 to 12%.

•	SCOR focused on short-tail business in 2003

SCOR also favored short-tail business over long-tail business. Short-tail business represented 52% of Non-Life reinsurance writings (property, large corporate accounts, and credit & surety) in 2003 compared with 46% in 2002.

Denis Kessler, Group Chairman and Chief Executive Officer, stated:

“In 2003, the SCOR Group reduced the volatility of its commitments, by bolstering its reserves, commuting 60% of the CRP portfolio and terminating its exposure to credit derivatives risk. Thanks to its EUR 751 million capital increase, SCOR has the means to pursue its underwriting strategy based on achieving a sustainable return to profitability. This policy of risk selection and business reorientation has entailed not underwriting certain contracts and canceling some treaties in order to boost underwriting profitability.”

****

2004 timetable:

February 26, 2004	Presentation of 2004 Renewals
April 1, 2004	FY 2003 Results
May 18, 2004	2004 1st Quarter Results and General Meeting of Shareholders
August 26, 2004	2004 Half-Year Results
November 4, 2004	2004 3rd Quarter Results

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of February 26, 2004
**********
January 1, 2004 renewals:

•	Renewals undertaken in a very difficult context with the capital increase of SCOR and the developments on the Group’s rating.

•	Renewals which confirm that most of the ceding companies and clients with which SCOR has developped longstanding relationships have remained with the Group.

•	Renewals marked by risk selection and technical profitability, which have benefitted from a rate environment which remains satisfactory.

•	Renewals which pursue the reorientation of the business portfolio by geographic zone, particularly by a deliberate reduction of underwriting in the United States, and by risk category, with an emphasis on short-tail risks.

•	Overall, at constant exchange rates, the renewals as of the 1st of January translate into a reduction in Expected Gross Premium Income of 29%, as compared with the premiums written during 2003 in Non-Life reinsurance (property & casualty, large corporate accounts and credit & surety) and a reduction of 11% in the expected premiums in Life reinsurance when compared to the premiums in 2003.

The Board of Directors of SCOR, meeting on February 25, 2004, was informed of the result of the 2004 renewals campaign.

I.	Renewals undertaken in a very difficult context.

2004 underwriting in Non-Life as well as in Life were undertaken in a very difficult context marked by:

•	The Group’s ratings development: certain markets (United Kingdom, United States, Canada and some Northern European markets) as well as certain industrial clients proved particularly sensitive to the ratings development of the Group.

•	Waiting for the completion of the capital increase: launched at the beginning of December 2003, the success was only announced on January 6, 2004.

•	The stance taken by the large brokers: suspension of SCOR from the major brokers’ security lists in the period between publication of the third-quarter 2003 results and the Shareholders’ Meeting that approved the capital increase.

Moreover, the whole reinsurance sector was marked by the non-renewal by certain important clients of their proportional treaties, the reduction in their demand for reinsurance, the continuation of the raising of deductible levels and the resort to captives.

In this context, the SCOR Group anticipates a reduction in its premium income, but shows the quality of the relationships which it maintains with its clients. It must be stressed that, on most of the markets, the renewals were undertaken by SCOR with clients for risks similar to those underwritten during the last two years, particularly in property, with a reduction in the exposure to long-tail risk, and under rate conditions close to those of last year.

Numerous clients have made known to the SCOR Group their intention to increase treaty shares or to assign facultative business as soon as the Group’s rating is improved.

II.	Non-Life reinsurance renewals (property & casualty, large corporate accounts, and credit & surety) show that SCOR’s clients have stayed with the Group

The renewals at January 1, 2004 concerned 79% of the 2003 property & casualty portfolio (of which 94% of the treaties in Europe), 36% of large corporate accounts business, and almost the entire credit & surety portfolio, representing altogether 72% of SCOR’s Non-Life portfolio.

Expected gross premium income for the overall Non-Life business in 2004 is expected to contract by 29% as compared to the Non-Life premiums written in 2003 at constant exchange rates.

In Property & casualty reinsurance business volume written in 2004 is expected to represent 69% of the 2003 figure at constant exchange rates. The reduction in writings is especially pronounced in the North American and the UK markets. As for the European and Asian markets, renewal rates are significantly higher.

Large corporate accounts business was temporarily penalized by developments in the Group’s rating. Only 36% of contracts fell due for renewal at January 1, and 47% of those were renewed. However, the full-year premium income outlook appears to be better than the outcome of the latest renewal campaign suggests.

In the credit & surety business, SCOR preserved all of its lead underwriting positions, while premium income is expected to fall 35%, mainly due to quota share reductions. SCOR’s clients have remained loyal, barring the loss of a single significant customer.

The analysis of the renewals shows that SCOR has maintained commercial relationships with the vast majority of its cedents. For example, out of the top 352 property & casualty reinsurance customers, 312 have renewed their treaties. The decrease in premium income stems first and foremost from share reductions. This reflects the quality of SCOR’s long-term relations with its ceding companies and the depth of its business franchise.

III.	Renewals marked by risk selection and technical profitability, which have benefited from a rate environment which remains satisfactory.

Overall, the structure of the Non-Life portfolio has evolved in line with the objectives announced in the “Back on Track” plan, emphasizing selective underwriting and technical profitability. The Group avoided any form of adverse selection by only working with clients which it knew, for risks which it understood and by applying strict underwriting criteria with a rigorous rate policy.

Please note that the pursuit of the reorientation of the business portfolio is marked by the following developments:

•	Short-tail risks now account for 70% of the property portfolio and 83% of large corporate accounts business.

•	Expected Gross Premium Income for treaties underwritten in the United States should represent less than 16% of expected premiums in 2004.

•	The relative share of non proportional treaties increases in the total volume of expected treaty premiums.

IV.	The Life and Accident reinsurance outlook remains positive despite the short-term impact of rating developments.

Life business is written throughout the year. In SCOR Vie’s main markets, the number of clients lost is relatively small. Consequently there is reason to anticipate a reduction in 2004 in expected premiums not greater than 11%, leading to a reduction in premium income on the order of 17%.

Denis Kessler, Group Chairman and Chief Executive Officer, stated:

“Achieved under very difficult conditions for the company, the 2004 renewals campaign showed that the vast majority of our clients have remained with the Group, despite a reduction in quota shares on treaties. We have reduced the proportion of long-tail risks in our portfolio. We have managed to consolidate the basis for redeployment while avoiding any adverse selection of risks or customers. We have benefited from a rate environment which remains satisfactory. Our renewals, admittedly with a reduced volume, adhere to strict profitability and quality criteria. Combined with the emphasis on cost reduction, these renewals contribute to putting together the conditions for a sustainable return to profitability of the Group.”

*****

2004 timetable:

April 1, 2004	FY 2003 Results
May 18, 2004	2004 1st Quarter Results and General Meeting of Shareholders
August 26, 2004	2004 Half-Year Results
November 4, 2004	2004 3rd Quarter Results

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of March 11, 2004
**********
Victor PEIGNET named Managing Director
of the SCOR Group’s Large Corporate Accounts Division
and joins the Executive Committee.

Victor Peignet has been appointed Managing Director of SCOR’s Large Corporate Accounts Division (Business Solutions) and becomes a member of the Group Executive Committee. He will take up his new position on April 1, 2004.

Victor Peignet, 46, is an engineer who graduated from the Ecole Nationale Supérieure des Techniques Avancées (ENSTA) and joined the SCOR Group in 1984 as an underwriter in the Technical Risks Department. He then successively held the posts of Manager of the Offshore/Transportation Department and Manager of the Energy Sector. He has been Deputy Managing Director of SCOR’s Large Corporate Accounts Division since January 2000.

He will replace Renaud de Pressigny, who will leave the Group on May 1.

Business Solutions, SCOR Group’s Division dedicated to Large Corporate Accounts, consists of five Sectors: Energy & Utilities, New Technologies (including a unit dedicated to Space Risks), Finance & Services, Industry, Contracting & Major Projects, and is structured around three geographic areas: Europe, Asia Pacific and North America. With 162 employees, Business Solutions has an acknowledged expertise which leads it to make a significant contribution to the development of the SCOR Group.

Press release of April 1, 2004
**********
2003 Results:

4th quarter 2003 net income: EUR 35 million
after allocation to equalization reserves of EUR 10 million

2003 Group net loss: EUR –314 million
after allocation to equalization reserves in the 4th quarter 2003

2003 premium income: EUR 3,691 million

4th quarter 2003

•	4th quarter Group net income amounted to EUR 45 million before allocation to equalization reserves. This reflected continuing cleanup of the Group’s portfolio and its withdrawal from non-core businesses.

•	The SCOR Group decided, for prudential reasons, to allocate to its equalization reserves EUR 10 million in the 4th quarter of 2003.

Fiscal year 2003

•	The Group registered an annual net loss of EUR 314 million after allocation to its equalization reserves, resulting from additions to reserves for years prior to 2001 and the complete write-down of SCOR US tax credits for prudential reasons (EUR –192 million).

•	Premium income totaled EUR 3,691 million, down 26%. At constant exchange rates and on a like-for-like basis, the decline was 7%.

•	SCOR’s profitability for the 2002-2003 underwriting years has been confirmed, with a net combined ratio of 96% in Non-Life reinsurance (property, large corporate accounts).

•	Operating results for Life reinsurance rose to EUR 50 million, a strong increase compared to 2002 (+92%). The margin on net premiums was 3.4% for 2003, above the target set in the Back on Track plan.

•	The adequate level of Group reserves was confirmed during the review conducted by both internal and external actuaries for the closing of the accounts.

•	Group operating costs were reduced by 13% in 2003.

•	SCOR Group continues to implement its recovery plan.

The Board of Directors of SCOR met on March 31, 2004 under the Chairmanship of Denis Kessler and closed the financial statements for 2003.

1. 2003 result

•	4th quarter Group net income totaled EUR 35 million after allocation to equalization reserves of EUR 10 million. This reflects the ongoing cleanup of the Group portfolio and its withdrawal from non-core businesses.

The Group actively pursued its withdrawal from non-core businesses in the 4th quarter of 2003:

–	the second commutation contract on the portfolio of CRP, SCOR’s Bermuda-based subsidiary, signed on November 27, 2003, reduced CRP’s exposure by 40%, at a cost of EUR 15 million. At December 31, 2003, 60% of the CRP portfolio had been commuted. Consequently, CRP’s exposure at December 31, 2003 represented just 40% of the corresponding figure at December 31, 2002.

–	On December 1, 2003, SCOR signed an agreement with Goldman Sachs International under which the Group withdrew fully from its credit derivatives exposures. The net accounting charge for this transaction, as well as a commutation transaction that took place at the beginning of the 4th quarter of 2003, taking into account reserves already established, amounts to EUR 45 million.

–	In December 2003, SCOR completed its real estate divestiture program with the sale of its headquarters building for EUR 150 million, and the disposal of two residential buildings in Paris and an office building in Madrid. These real estate transactions generated a total pre-tax capital gain of EUR 80 million, of which EUR 70 million can be considered exceptional.

•	Group net loss in 2003 amounted to EUR 314 million, after allocation to equalization reserves of EUR 10 million. This loss was due to additions to reserves for years prior to 2001, and to the complete write-down of SCOR US tax credits for prudential reasons (EUR –192 million).

The loss for the first three quarters of 2003 amounted to EUR 349 million. At September 30, 2003, in keeping with its commitment to book best estimates reserves each year, and after a detailed actuarial review, SCOR decided to add EUR 297 million to its reserves for the 1997-2001 underwriting years in the United States. This underwriting concerned lines of business which have since been discontinued. Given the accumulated losses in the past few years, tax deferrals booked by SCOR US generated by these losses have been written down in full as at September 30, 2003, representing a total charge of EUR 192 million in the 2003 accounts.

The Group’s net loss for the year 2003 is EUR 314 million, after taking into account the 4th quarter 2003 allocation to equalization reserves of EUR 10 million.

•	The adequacy of the reserves has been confirmed

The adequate level of Group reserves was confirmed during the review conducted by both internal and external actuaries for the closing of the accounts.

•	The underwriting for the years 2002 and 2003 is profitable

SCOR’s profitability of its 2002-2003 underwriting years has been confirmed with a net combined ratio of 96% in Non-Life (property and large corporate accounts).

Irish Reinsurance Partners (IRP), SCOR’s Irish subsidiary formed at the end of 2001 to underwrite a 25% quota share of all new Group Non-Life treaty and facultative business, reported a profit of EUR 56.1 million after tax. This represents a 16.5% return on IRP’s equity. This subsidiary’s performance demonstrates the profitable nature of SCOR’s new underwriting policy.

2.  2003 operational review

Gross premiums written by the SCOR Group in 2003 totaled EUR 3,691 million, down 26% relative to 2002.

The contraction is 7% at constant exchange rates and on a like-for-like basis (excluding Commercial Risk Partners, SCOR’s Bermuda-based subsidiary, which ceased writing business in January 2003, and excluding the impact of the withdrawal from certain lines of business in the United States).

–  Non-Life reinsurance premium income (property, large corporate accounts, and credit & surety) was down 27% (16% at constant exchange rates and excluding the impact of the withdrawal from certain lines of business in the United States) at EUR 2,229 million. The share of short and medium-tail business increased to 52% of total volumes in 2003, versus 46% in 2002. Non-Life reinsurance registered an operating loss of EUR –210 million, compared with EUR –386 million in 2002.

–  Life & Accident reinsurance premium income totaled EUR 1,462 million, down 4% relative to 2002 at current exchange rates, but up 4% at constant exchange rates. The net contribution to Group results was EUR 50 million in 2003, compared to EUR 26 million in 2002. Nevertheless, the last quarter saw a negative result (EUR –6 million) due to the impact of exchange rate developments and an unusual claims pattern. The embedded value of SCOR VIE for 2003 will be published during the second quarter of 2004.

–  Alternative Risk Transfer (CRP) registered no premium income in 2003 having ceased writing business in January 2003. CRP’s premium income amounted to EUR 426 million in 2002. CRP recorded an operating loss of EUR –92 million in 2003, versus EUR –172 million in 2002.

3.  Group key figures

Consolidated key figures

EUR million	12/31/2002	12/31/2003		Change
Gross written premiums	5,016	3,691		–26%
Group net income	–455	–314		n.m.
Net technical reserves	10,381	9,766	*	–6%
Investments (marked to market)	9,717	8,778		–10%
Group shareholders’ equity	1,070	1,340	**	+25%

*	This figure principally reflects CRP commutations (EUR 700 million)
**	Group shareholders’ equity after the January 7, 2004 capital increase

Given the reserve strengthening, the net Non-Life (property and large corporate accounts) combined ratio in 2003 was 119.2%, versus 116.3% in 2002. It was 94.6% for the 4th quarter of 2003.

The margin on Life & Accident reinsurance net premiums was 3.4% in 2003 versus 2.5% in 2002. This is above the objective of 3% announced in the Back on Track plan.

4.  Financial management in 2003

Interest rates continued to decline in 2003. The SCOR Group’s total investment income rose 82% in 2003, operating cash flow excluding the CRP commutation increased by 229%, debt was down 6%, while long-term capital grew by 5% after the capital increase.

Total investment revenues increased from EUR 326 million in 2002 to EUR 592 million in 2003, up 82%. This figure breaks down as follows:

–	Income from ordinary investing activities amounted to EUR 319 million, down 9% from EUR 350 million in 2002.

–	Net capital gains on sales of securities amounting to EUR 95 million, compared with net losses of EUR 85 million on sales in 2002.

–	Currency gains amounting to EUR 98 million in 2003, compared with EUR 61 million in 2002.

–	Realized net capital gains on real estate sales of EUR 80 million.

Aggregate unrealized capital gains totaled EUR 125 million at December 31, 2003, compared with EUR 303 million as at end 2002. At December 31, 2003, the listed shares and equity holdings posted a capital gain of EUR 11 million, the bond portfolio a capital gain of EUR 70 million, and the real estate portfolio a capital gain of EUR 44 million.

The investment portfolio, marked to market at December 31, 2003, totaled EUR 8,778 million versus EUR 9,717 million at end December 2002, representing a decline of 10%, but up 7% at constant exchange rates and excluding the commutations of CRP. The main reason for this decline was the sizeable commutations which reduced CRP’s technical reserves and their related assets for an amount of approximately EUR 700 million.

Investments at December 31, 2003 are split between bonds (64%), cash and equivalents (21%), cash deposits (8%), equities (4%), and real estate (3%).

Operating cash flow, excluding CRP, increased from EUR 212 million in 2002 to EUR 698 million in 2003. This amount was negatively impacted for an amount of EUR 712 million by the commutation of 60% of the portfolio of CRP during the year 2003.

Group cash and equivalents totaled EUR 1,824 million at the end of 2003, and EUR 2,545 million on January 7, 2004 after the capital increase, compared with EUR 1,788 at December 31, 2002.

Group debt was down 6% (4% at constant exchange rates), from EUR 892 million at December 31, 2002 to EUR 836 million at end 2003. This decline was due to the partial repayment of commercial paper (negotiable medium-term notes) outstanding and to the repayment of the loans used to finance the buildings sold.

Group long-term capital (adjusted shareholders’ equity, quasi-equity and long-term borrowings) totaled EUR 2,319 million at January 7, 2004 after the capital increase (EUR 1,598 million at December 31, 2003), versus EUR 2,210 million at end 2002.

Management of currency positions led SCOR to be fully matched in dollars as at March 31, 2004. Through the active management of its currency cover, the excess gap of dollar-denominated liabilities relative to euro-denominated assets was closed to an insignificant amount during the month of February 2004. The management of this gap led to the booking, on account of the dollar’s fall relative to the euro, of a currency gain of EUR 98 million in the 2003 accounts.

5.  Outlook

The renewals took place in the context of SCOR’s capital increase and developments in the Group’s rating. They confirmed that most of the ceding companies and customers with which SCOR has forged long-term relationships remain loyal to it.

SCOR is pursuing its cost-cutting program: operating costs fell by 13% in 2003 to EUR 197 million. The Group is pursuing this program which aims for a further 16% reduction in costs for 2004.

Commutation of the CRP portfolio continues: 60% of CRP’s portfolio in place at December 31, 2002 had been commuted at December 31, 2003. The remaining portfolio commitments at December 31, 2003 totaled USD 534 million.

A strong solvency margin: the combination of the EUR 751 million capital increase with lower premium levels in 2003 produces a solvency margin on net premiums for SCOR of 68%. This has been bolstered by the voluntary reduction in its risk profile via selective underwriting, commutation of 60% of the CRP portfolio, total withdrawal from the credit risk on its credit derivatives, and the Group’s improved retrocession policy.

At the end of the Board meeting, Denis Kessler, Group Chairman and Chief Executive Officer, stated:

“The SCOR Group is implementing its recovery plan with vigor and determination. The efforts made since November 2002 are producing results. New underwriting in Non-Life reinsurance is profitable, and the Group’s business has been profitable worldwide since 2002. Life and accident reinsurance, underwritten henceforth in its SCOR VIE subsidiary, is a business which produces high profits. With its solvency restored, adequate reserve levels, and a conservative asset management policy, the SCOR Group offers its customers a much enhanced level of security. I want to thank our shareholders for their decisive support in 2003. We are doing everything in our power to ensure that this recapitalization returns the Group to lasting profitability as soon as possible.”

***

2004 timetable:

General Meeting of Shareholders	May 18, 2004
2004 1st Quarter Results	May 18, 2004
2004 Half-Year Results	August 26, 2004
2004 3rd Quarter Results	November 4, 2004

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of April 15, 2004
**********

The SCOR Group has submitted an application
for a reinsurance license in China

SCOR Group Chairman Denis Kessler announced in Beijing that the Group has submitted an application to the China Insurance Regulatory Commission (CIRC) for a reinsurance licence to reinforce and develop its non-life reinsurance business activities in China. The SCOR Group takes the view that the Chinese insurance market is going to continue its rapid expansion and the Group wants to contribute by providing its reinsurance capacity and its risk analysis expertise.

This license application in China is fully in line with the strategic direction to grow the SCOR Group in the Asia-Pacific markets where it has a presence throughout the region through its subsidiaries and representative offices established in Singapore, Hong Kong, Tokyo, Seoul, Sydney, Labuan (Malaysia) and Beijing. The Asia-Pacific region accounted for 9% of non-life reinsurance premiums collected in 2003.

*****

2004 timetable:

General Meeting of Shareholders	May 18, 2004
2004 1st Quarter Results	May 18, 2004
2004 Half-Year Results	August 26, 2004
2004 3rd Quarter Results	November 4, 2004

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of April 20, 2004
**********
License obtained in Korea where the April 1st, 2004 renewals were very satisfactory

The treaty renewals of the SCOR Group at April 1st, 2004 in Korea concerned the whole 2003 portfolio.

The expected Non-Life premiums in Korea reached EUR 18.2 million. At constant exchange rates and constant reinsurance structure, this corresponds to a very slight decrease of 2% in premiums. SCOR has maintained solid commercial relationships with the main Korean cedents. Catastrophe premium rates in Korea have been significantly adjusted upward: from 25% to 75% depending on the treaties.

The bulk of the portfolio concerns short-tail risks: property damage represents almost the whole of the Korean portfolio. The share of non-proportional treaties in the portfolio of SCOR in Korea increased from 12% to 23%. Underwriting conditions are in line with the profitability objectives set out by the Group.

In addition, the SCOR Group announces that it has obtained on April 16th, 2004 a license from the Financial Services Committee of South Korea. This license will permit the Korean branch of its SCOR Asia Pacific Pte. Ltd. subsidiary to underwrite Life reinsurance and Non-Life reinsurance business in South Korea.

Denis Kessler, Chairman of SCOR, said,

« The SCOR Group is pursuing its strategic objective of growing in Asia. This license in South Korea will help us along this path and will lead the Asian market to represent an increasing portion of the global activity of the Group. The creation of this branch in Korea will consolidate the position of the Group by allowing it to provide locally high value-added services to its clients, and will allow it to continue to build its business in this high-growth market under better conditions. I would like to thank the South Korean authorities for the granting of this license to the SCOR Group».

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of May 18, 2004
***************

First quarter 2004
Gross premiums written: EUR 716 million
Consolidated net income: EUR 31.8 million

•	Operating income: EUR 29.4 million
•	Combined ratio for the Non-Life business: 98.8%
•	Operating cash flow: EUR 98 million
•	Gross premiums written: EUR 716 million
•	Overhead expenses: a 10% contraction in the first quarter of 2004 relative to the first quarter of 2003 (by 16% excluding rent on the headquarters building)
•	Consolidated net income: EUR 31.8 million
•	Group shareholders’ equity: EUR 1,536 million as of March 31, 2004

The May 18, 2004 Board of Directors meeting chaired by Denis Kessler approved the financial statements for the first quarter of 2004.

1.  First quarter 2004 results reflected steady improvement in the technical quality of the Group’s underwriting

Operating income amounted to EUR 29.4 million in the first quarter 2004, compared with EUR 60.9 million in the first quarter of 2003.

Income before tax and goodwill amortization amounted to EUR 46.7 million in the first quarter of 2004, versus EUR 67.7 million in the first quarter of 2003.

Consolidated net income in the first quarter of 2004 came to EUR 31.8 million — i.e. earnings per share of EUR 0.04 — compared with EUR 31.4 million in the first quarter of 2003.

Operating cash flow amounted to EUR 98 million in the first quarter of 2004, up from EUR 70 million in the first quarter of 2003.

Technical reserves rose by EUR 251 million in the first quarter of 2004, or 2.6%, to EUR 10,017 million between December 31, 2003 and March 31, 2004. At constant exchange rates, the increase was 1.8%.

The group share of adjusted shareholders’ equity totaled EUR 1,536 million as of March 31, 2004, up from EUR 704 million on December 31, 2003 and from EUR 1,425 million on January 7, 2004 after the capital increase.

2.  Business in the first quarter of 2004 reflected a strategy of selective underwriting

SCOR has reported since January 1, 2004 along the following business lines: Non-Life reinsurance (Property and Casualty, Large Corporate Accounts and Credit and Surety), Life & Accident reinsurance (individual life and group life, health and long-term care, finance, accidents, disability, unemployment) and Alternative Risk Transfer (Commercial Risk Partners). These segments match the Group’s operating organization.

Gross premiums written in the first quarter of 2004 totaled EUR 716 million, down 43% from EUR 1,262 million on March 31, 2003. At constant exchange rates, gross premium income contracted by 41%. The decrease was largely due to the expected cutback in premiums issued by the Large Corporate Accounts branch in the first quarter of 2004 and to the non-renewal of a major Life reinsurance policy booked in the first quarter of 2003.

The Non-Life Reinsurance business generated gross premium income of EUR 388 million in the first quarter of 2004, down 48% (47% at constant exchange rates) relative to the first quarter of 2003.

The underwriting result (operating income before overhead expenses and investment income) came to EUR 31.9 million for the first quarter 2004, in line with the result recorded in the first quarter of 2003 (EUR 32.4 million).

The net combined ratio showed a significant improvement at 98.8% for the first quarter 2004, compared with 121.3% for 2003 and 100.1% in the first quarter of 2003.

Operating income stood at EUR 25.3 million for the first quarter 2004, compared with EUR 72.3 million in the first quarter of 2003. This operating income benefited from good technical income and reduced overhead expenses, but was negatively affected by reduced investment income (lower currency gains and lower proceeds from capital gains compared with the first quarter of 2003).

The Life Reinsurance business posted gross premium income of EUR 328 million for the first quarter 2004, down 36% (33% at constant exchange rates) from the first quarter of 2003. Excluding an exceptional policy of EUR 167 million subscribed in the first quarter of 2003, the decrease in gross premium income would have been only 4.6% at current exchange rates (or –0.6% at constant exchange rates). Operating income amounted to EUR 9.7 million for the first quarter 2004, versus EUR 9.5 million in the first quarter of 2003.

The Alternative Risk Transfer business (Commercial Risk Partners ceased underwriting in January 2003) turned in an operating loss of EUR 6 million, compared with a loss of EUR 21 million in the first quarter of 2003. This loss was mainly due to lower investment income, exceptional overhead expenses and adjustments prior to commutations.

Group overhead expenses came to EUR 44.3 million, down 10% from the first quarter of 2003, in line with the overall objective of lowering overhead expenses for the year. Excluding rent payments on the headquarters building, which was sold in December 2003, operating expenses contracted by 16%.

As of March 31, 2004, the Group employed 1,147 people, versus 1,270 people on March 31, 2003.

Key consolidated figures

In EUR million	March 31,	March 31,		December 31,
(at current exchange rates)	2003	2004	% change	2003
Gross premiums written	1,262	716	–43%	3,691
Net earned premiums	1,220	707	–42%	3,697
Consolidated net income	31	32	+3%	(314)
Net technical reserves	10,530	10,017	–5%	9,766
Investments (marked to market)	9,568	10,009	+5%	8,778
Consolidated shareholders’ equity	1,053	1,377	+31%	1,340 *
Adjusted shareholders’ equity	1,250	1,536	+23%	1,425 *
* after the capital increase of January 7, 2004

In EUR
Earnings per share**	0,23	0,04	—	(2,31)
Earnings per share, fully diluted**	0,23	0,04	—	(2,31)

**	based on 136 million shares in March and December 2003 and 819 million shares in March 2004

3.  Assets management in the first quarter of 2004

Investment income amounted to EUR 88.9 million in the first quarter of 2004, versus EUR 169.4 million in the first quarter of 2003. Income from ordinary investment activities came to EUR 68.7 million in the first quarter of 2004, compared with EUR 82.0 million in the first quarter of 2003. Proceeds from capital gains came to EUR 14.1 million, down from EUR 40.3 million in the first quarter of 2003, while net currency gains amounted to EUR 6.1 million, versus EUR 47.2 million in the first quarter of 2003.

Investments (marked to market) amounted to EUR 10,009 million on March 31, 2004, up 14% (or 12% at constant exchange rates) from December 31, 2003. They consist of bonds (58%), cash equivalents (23%), cash deposits (11%), equities and equity interests (5%) and real estate investments (3%).

Unrealized capital gains are reflected in these investments and amounted to EUR 230 million on March 31, 2004, versus EUR 125 million on December 31, 2003. As of March 31, 2004, these unrealized capital gains were recorded in the equity and equity interests portfolio for EUR 15 million, the bond portfolio for EUR 170 million and real estate investments for EUR 45 million.

4.  Embedded value and analysis of Life reinsurance changes on December 31, 2003*

SCOR VIE commissioned B&W Deloitte to certify the embedded value as of December 31, 2003 and to analyze the value creation of its treaties portfolio.

Embedded value before tax of the Life reinsurance business rose from EUR 750.3 million on December 31, 2002 to EUR 827.6 million as of December 31, 2003. Embedded value after tax improved from EUR 578.3 million at end-2002 to EUR 602.5 million at end-2003.

5.  Renewals on April 1, 2004 in Korea and Japan

At constant exchange rates and constant reinsurance structure, the expected Non-Life premiums in Korea correspond to a very slight decrease of 2% in premiums. SCOR has maintained solid commercial relationships with the main Korean cedents. Catastrophe premium rates in Korea have been significantly adjusted upward: from 25% to 75% depending on the treaties. The share of non-proportional treaties in the portfolio of SCOR in Korea increased from 12% to 23%.

At constant exchange rates and after adjusting for the impact of the changes made by ceding companies in the structure of their treaties, premiums expected in Japan were about 15% lower than last year, in an environment where premium rates are on a decreasing trend. The main Japanese clients showed their loyalty to the Group by maintaining SCOR’s share in their treaties.

In all, SCOR maintained its essential commercial positions in the two major markets of Japan and Korea.

At the end of the Board meeting, Denis Kessler, the Chairman and Chief Executive Officer, stated:

“Since the implementation of the Back on Track plan, SCOR has made profitability an essential condition for underwriting new policies and has chosen to withdraw from markets and activities considered unprofitable. This redeployment towards SCOR’s core business and markets where the Group has an acknowledged expertise is reflected in declining gross premium income, aggravated by the Group’s current rating. The SCOR Group which has been rereserved, recapitalized, resized and repositioned now has the resources needed to restore profitability and solvency. The results recorded in the first quarter of 2004 confirm the turnaround that began in the fourth quarter of 2003.”

***

2004 timetable:

2004 Half-Year Results	August 26, 2004
2004 3rd Quarter Results	November 4, 2004

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

(*) : please refer to today’s press release n°10-2004

Press release of May 18, 2004
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SCOR VIE
Embedded Value and analysis of changes
as at December 31st 2003

SCOR VIE has arranged for B&W Deloitte to review its calculation of the Embedded Value as at December 31st 2003, together with an analysis of movement since the December 31st 2002, being the “value added” over the year. SCOR VIE is the Life Reinsurance subsidiary of SCOR Group. It has been established with retroactive effect as at June 30th, 2003, by the transfer and the acquisition of the life reinsurance portfolios of the former Life & Accident Division of SCOR Group.

The Embedded Value represents the economic value of the portfolio of treaties in force at the valuation date and is an indicator commonly used by life insurers and reinsurers. The methodology used by SCOR VIE corresponds to common practice and is set out in the section entitled Methodology.

The movement in Embedded Value between December 31st 2002 and December 31st 2003 has been analysed into the following 3 components:

–	Operating profit of the entity

–	Change in value due to changes in the economic environment

–	Exchange rate movements.

As at December 31st 2002, the life reinsurance activity was carried on within a division of the SCOR Group, and the net asset value was calculated on the basis of the minimum solvency margin necessary to carry out the activity. As at December 31st 2003, the adjusted net asset value was calculated on the basis of the statutory capital of SCOR VIE, after adjustments. These adjustments are described in the section entitled Methodology.

Summary of results

Consolidated Embedded Value

	Life Division	SCOR VIE
Amounts in EUR million	31/12/2002	31/12/2003(1)
Adjusted net asset value (Before tax)	205,9 (*)	241.3
Value of business in force before cost of locking-in (before tax)	586.6	655.6
Cost of locking-in (before tax)	(42.2)	(69.2)
Value of business in force after cost of locking-in (before tax)	544.4	586.4
Consolidated Embedded Value before tax	750.3	827.6
Consolidated Embedded Value after tax (2)	578.3	602.5

(*)	Notional Net Asset Value
(1)	For comparison purposes, the value of SCOR VIE as at December 31st 2003 has been calculated using the same methodology and scope as the one used for the calculation of the Embedded Value of the Life & Accident Division as at December 31st 2002. Thus, the value of SCOR Deutschland and of SCOR VIE Montreal branch have been integrated in the value of SCOR VIE. At the end of 2003, the acquisition and the transfer of those portfolios were not yet finalised. In addition, the unrealised capital gains of SCOR VIE Montreal have been included in the net asset value of SCOR VIE.
(2)	As at December 31st 2003, the value of SCOR VIE has been calculated without taking into account tax integration effects, therefore any tax credits arising from SCOR Group have not been taken into account.

Methodology

The Embedded Value is the sum of the 3 following elements:

a)	Adjusted net asset value
b)	Value of portfolio of existing treaties
c)	Cost of locking-in.

a)  Adjusted net asset value:

The adjusted net asset value represents the net assets of the company. Some adjustments are made to take into account the differences between the market value and the book value.

The adjustments consist in:

•	Removing the intangible assets,
•	Removing the book value of the shareholding in SCOR Life Re, and replacing it with the net asset value of SCOR Life Re,
•	Adding the shareholders’ share of unrealised capital gains attributable.

b)  Value of portfolio of existing treaties:

The value of in-force treaties is calculated by projecting profits emerging in the future from treaties in force at the valuation date, using reasonable assumptions as to the future development of factors which will impact profitability. These profits are then discounted to the valuation date using a discount rate, which is equal to the equities return used in the projection.

The future premium volumes used in the model are based on the portfolio of treaties in force at the valuation date, excluding not only any new treaties, but also premiums arising from new contracts covered under existing treaties. The management expenses have been calculated as a percentage of premiums / technical reserves. The percentage is supposed to remain stable within the projected period. An increase of 10% in the expenses is shown in the sensitivity analysis.

Future investment returns are calculated on the basis of the asset allocation of each entity as at December 31st 2003, and using return assumptions for each asset class that are reasonable. Except for a particular portfolio of SCOR Life Re, the fixed interest assets returns do not include any run-off of unrealised gains as at the valuation date. An increase of the investment return by 50 bp is analysed as a sensitivity calculation.

c)  Cost of locking-in.

The activity of SCOR VIE requires it to hold net assets in each entity at least equal to the minimum solvency margin required. The amounts of capital considered for the calculation of the cost of locking in are:

–	For Europe: the minimum solvency margin defined by the local regulator,
–	For US based subsidiaries, 200% of the Risk Based Capital defined by the NAIC.

The difference between the net return earned on the assets covering the solvency margin and the risk discount rate (or shareholders’ required return) leads to a «locking-in» cost in respect of the solvency margin, which is valued in these calculations.

The method adopted for this calculation is somewhat prudent:

–	Future investment returns are projected using the same principles as those used for future investment returns in the value of in-force (no inclusion of existing unrealised gains at the valuation date in the estimate of future returns).

–	The solvency margin is supposed to be fully financed by equity. No assumption of financing through subordinated debt, nor any use of intangible items such as DAC or VOBA, which would reduce the cost of locking-in, have been taken into account.

In addition, the sensitivity analysis shows the impact of a 10% increase in the solvency margin.

Analysis of the value added

The variation of the portfolio value after cost of locking in between December 31st 2002 and December 31st 2003 is analysed in the following table:

Amounts in millions of Euros

a	Value of business in force as at 31/12/2002 (before tax)	544.4
b	2003 profits emerging (before tax)	51.9
c	Operating profits (before tax)	121.3
d	Changes due to the economic environment (before tax)	(9.8)
e	Value of business in force as at 31/12/2003 — Constant exchange rates (before tax) = a–b+c+d	603.7
f	Impact of exchange rates	(17.3)
g	Value of business in force as at 31/12/2003 — Actual exchange rates (before tax)= e+f	586.4
h	Tax	(214.6)
i	Value of business in force as at 31/12/2003 — Actual exchange rates (after tax) = g+h	371.8

Operating profits
Amounts in millions of Euros

Experience deviations during the year	(1.9)
Change in non economic assumptions	21.2
Value of new treaties (before tax)	19.1
Value of new business on existing treaties (before tax)	27.9
Expected return from unwinding of discount rate	55.0
Operating profit (before tax)	121.3

The experience deviations during the year consist of deviations between the results expected in the previous year’s projections and the actual results achieved during the year (prior to any changes in economic assumptions)

Changes in non-economic assumptions correspond to the change in value arising from changes in the non-economic assumptions (such as loss ratios) used for the projection of future results. The changes in value due to the implementation of internal optimisation operations and the change in the asset allocation of SCOR VIE are taken into account.

We analyse the value of new business into the following two components:

–	The value of new treaties, calculated at the date of sale, corresponds to the value generated by the totality of new treaties written during 2003.
–	The value of new production on existing treaties, calculated as at the date of entry into the portfolio, corresponds to the value generated by the new production of ceding companies that is already covered by existing treaties.

The expected return from unwinding of discount rates corresponds to the expected return calculated on the basis of the economic assumptions as at 31 December 2002.

Changes due to economic environment

Amounts in millions of Euros

Variation during current year	17.5
Change in economic assumptions	(27.3)
Change due to economic environment (before tax)	(9.8)

The variation during current year corresponds to the difference between the expected return for 2003 based on the economic assumptions as at December 31st 2002 and the return actually achieved during the year. Change in economic assumptions corresponds to the change in values arising from changes in the economic assumptions (such as investment returns and discount rate) used for future projections.

Impact of exchange rate

The evolution of exchange rates during the year has a negative impact of 17.3 M€.

Assumptions

The choice of economic assumptions is based on internal experience analyses carried out by SCOR VIE and on experience of the different markets it operates in. Claims rates are mostly based on the portfolio experience of each SCOR operating entities. The tax charge modelled reflects current regulations as at the valuation date.

The following economic assumptions have been used in the projections:

Amounts in millions of Euros

	Euro Zone	USA	Canada
Discount rate	7.79%	7.77%	8.16%
Risk-free rate	4.29%	4.27%	4.66%
Return on fixed interest assets	4.49%	4.57%	4.96%
Return on equities	7.79%	7.77%	8.16%
Return on cash	2.32%	1.02%	2.75%
Net return rate used for projections(*)	3.80%	4.43%	4.42%

(*)	Except for a specific portfolio of SCOR Life Re, for which the projected return rates assume that the bond portfolio is held to maturity.

The management expenses taken into account in the calculation of the Embedded Value as at December 31st 2003 are based on the direct expenses of the life reinsurance activity of SCOR Group, and on the analytical allocation of expenses that is done by SCOR Group. The exceptional expenses due the setting up of SCOR VIE have not been taken into account in that calculation.

General comments on the assumptions:

As for all reinsurance groups, the data available to SCOR VIE are less detailed than those generally available to ceding companies.

Furthermore, certain items of accounting information are sometimes only available with a substantial delay and cannot thus be reflected in the Embedded Value calculations in a timescale consistent with the timing of the release of financial results in general. In this case, estimates have been based on the experience of the Life portfolio.

Taking this into account, SCOR VIE has systematically sought to take a prudent approach in the choice of the assumption sets used.

Nonetheless, as for other reinsurers the Embedded Values and the analysis of value added shown are subject to greater uncertainty, about the value itself and about the evolutions from one year to another, than would be the case for a direct writer.

Analysis of sensitivities

The following table shows the sensitivity of the value to a change in different assumptions:

Amounts in millions of Euros

Value of business in force as at 31/12/2003 (after tax)	371.8
Discount rate –0,50%	18.7
Discount rate +0,50%	(17.8)
Claims –5%	75.2
Expenses –10%	5.3
Lapses +10%	(8.9)
Projected return rates +0,50%	20.1
Solvency margin +10%	(8.6)

Opinion

B&W Deloitte SARL (“B&W Deloitte”) have reviewed the choice of methodology together with the assumptions and calculations made by SCOR VIE (“the Company”) in the calculation of the embedded value as at 31 December 2003. These results and the assumptions underlying them are the sole responsibility of the Management of SCOR VIE.

Their review was conducted in accordance with normal actuarial practice and processes. In particular, they have relied on and not sought to verify the data provided by the Company; that data included information contained in SCOR group’s audited financial statements.

B&W Deloitte have reported to the Company that they consider that the methodology is appropriate, that the Company’s assumptions are together reasonable and that the embedded value results have been properly compiled on the basis of the methodology and assumptions chosen. For the purpose of this report, B&W Deloitte have performed certain checks on the models and data provided by the Company, but have not verified and have relied on financial information underlying the Company’s financial statements.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes and other matters, many of which are beyond the Company’s control. Although the assumptions used represent estimates, which the Company and B&W Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods that use deterministic projections, which do not allow for all of the cost of options and guarantees on a market consistent basis.

Appendices – Source: SCOR VIE

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press release of May 18, 2004
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Combined General Meeting of Shareholders, May 18, 2004

The Combined General Meeting of Shareholders of SCOR chaired by Denis Kessler took place in Paris on May 18, 2004. It approved all of the resolutions submitted to it.

The agenda was as follows:

Extraordinary General Meeting

1.	Reduction of capital necessitated by the loss registered in 2003, to take place by reduction of the par value of the shares
2.	Amendment to article 6 of the Bylaws in consequence of the first resolution
3.	Authority to the Board of Directors to retire the treasury shares purchased by the Company pursuant to share buyback authorisations
4.	Authority to the Board of Directors to grant stock options to senior officers and members of personnel
5.	Delegation of powers to the Board of Directors to increase the share capital or issue securities carrying an equity entitlement, with maintenance of preferential subscription rights
6.	Delegation of powers to the Board of Directors to increase the authorized capital or issue securities carrying an equity entitlement, with waiver of preferential subscription rights
7.	Delegation of powers to the Board of Directors to issue shares reserved for employees of the Group in compliance with the French 15 May 2001 New Economic Regulation Act
8.	Delegation of powers to the Board of Directors to issue shares reserved for the shareholders of IRP Holdings other than SCOR

9.	Amendment to article 14 of the Bylaws concerning the powers of the Board of Directors for purposes of compliance

Ordinary General Meeting

10.	Approval of parent company financial statements for 2003
11.	Appropriation of parent company loss for 2003
12.	Approval of consolidated financial statements for 2003
13.	Auditors’ special report on related-party transactions covered by article L 225-38 of the French Commercial Code
14.	Authority to the Board of Directors to trade in the Company’s shares on the stock market
15.	Authority to the Board of Directors to determine the terms of a stock option plan reserved for Group employees
16.	Authority to issue all forms of debt securities, and in particular bonds and equivalent securities including redeemable or perpetual subordinated notes
17.	Power to perform formalities

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2004 timetable:

2004 Half-Year Results	August 26, 2004
2004 3rd Quarter Results	November 4, 2004

Certain statements contained in this press release relating to SCOR’s plans, strategies and beliefs are forward-looking in nature and are based on management’s assumptions and beliefs in light of the information currently available. The forward-looking statements involve risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.